Mail Stop 4561

November 20, 2006

Richard W. Gochnauer
President & CEO
United Stationers, Inc.
2200 East Golf Road
Des Plaines, IL 60016

      Re: **United Stationers, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              File No. 000-10653

Dear Mr. Gochnauer:

We have reviewed your response to our letter dated October 3, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of Change in Accounting Principle, page 47

1.   Please refer to comment 1 in our letter dated October 3, 2006. We note in your response that your suppliers provide compensation for participating in your catalog publication at a fixed price per page as noted on page two of the 2005 agreement provided. Clarify why you view these funds as a reduction in the purchase price of inventory as opposed to a reduction to cost of goods sold to be recognized over the life of the publication. In this regard, it is still unclear why

you believe these funds do not represent a reimbursement of a specific, incremental, identifiable cost incurred in selling the supplier's products when the supplier is charged based on a fixed price per page and the catalogs are clearly a conduit for selling the suppliers products. Please advise.

2.   We note your response to our prior comment no. 2 where you indicate that income related to the fixed 2006 General Line Catalog allowance is being recognized from September 2005 through August 2006 while the Company also began recognizing revenue from its new product content syndication program beginning January 2006. Your response here and your response to comment 9 in our letter dated August 9, 2006 appears to imply that the fixed allowances are recognized over the term of the publication while your disclosures in Note 2 indicate that such funds are taken into income through lower cost of goods sold as inventory is sold. Please explain. If the former is the case, then tell us how your accounting differs from how the Company accounted for these incentives prior to January 1, 2003.

3.   We note that the selling price of the catalogs is included in sales and the production costs are included in cost of good sold. Tell us the amount of revenues and cost of revenues included in your financial statements from the sales of these catalogs for each of the periods presented. Also, explain when revenues and costs of revenues are recognized from the sales of your catalogs.

Note 5. Segments, page 55

4.   Please refer to comment 5 and 6 in our letter dated October 3, 2006. We note in your response that while the Supply and Lagasse segment pricing margins are not materially different, the trends of these two segments since 2003 appear to be significantly different as the Supply segment pricing margin has been relatively constant whereas the Lagasse segment pricing margin has been steadily declining each year. Additionally, we also note from your response that the Lagasse segment sells products from two of the four primary product categories noted in your disclosure on page 55 and that this segment does not sell technology products which generates a significant amount of your revenue for each year presented. Based on these factors, it does not appear that the Supply and Lagasse segments have similar economic characteristics or provide similar products. Revise your financial statements to present these segments separately and provide the disclosures under paragraphs 25 through 27 of SFAS 131 or tell us why you continue to believe that these two segments meet the aggregation criteria noted in paragraph 17 of SFAS 131. In this regard, provide us with more information to support your conclusion that these two segments qualify for aggregation. For example, provide us gross margin percentages by segment, gross margin by

product category and growth in revenues by segment for each year presented as well as other economic factors that are relevant. Please advise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief